January 29, 2007

VIA FACSIMILE (202)-772-9204

Scott Anderegg, Esq.

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.W.

Washington, D.C. 20549-3561

Re:

First Responder Products Inc.

Registration Statement on Form SB-2

Filed December 29, 2006

File No. 333-139751

Dear Mr. Anderegg,

This letter is in response to your comment letter dated January 25, 2007 regarding the above-referenced filing. The Item numbers specified correspond to the numbered comments in that letter.

Item 1.

In response to Item 1 in your comment letter, please be informed that Rule 419 of Regulation C does not apply to First Responder Products, Inc. (sometimes hereinafter “FRPI”). The comment arises because one of FRPI’s principal selling shareholders, Mr. Reincke, also appears as a selling shareholder on several registration statements filed in 2000 and 2001. As specified below, Mr. Reincke acquired shares in each company cited in Item 1 because he was an employee in a law firm that, due to exigent circumstances, asked him (and other employees) to accept such stock in lieu of cash compensation. Moreover, each of the transactions was disclosed, in detail, in the relevant Registration Statements. A case-by-case explanation follows:

JPAL, Inc. In 2000 Mr. Reincke was employed as a paralegal by Stepp Law Group. Mr. Reincke had known the owner and principal partner, Thomas E. Stepp, Jr., since approximately 1990. Mr. Stepp’s main areas of practice were business litigation, corporate and transactional law, and securities law.

Shortly after Mr. Reincke became employed by Stepp Law Group, Mr. Stepp began suffering from macular degeneration, which resulted in the retina in one of his eyes spontaneously detaching. This forced Mr. Stepp to undergo emergency eye surgery and a prolonged convalescence of several months, during which time he was required to remain as motionless as possible, face down, for approximately 23 hours per day. A few months after Mr. Stepp had recuperated enough to return to work part-time, his other eye developed the same condition, forcing additional surgeries and additional extended

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Mr. Anderegg

First Responder Products, Inc.

convalescence (he did not recover completely and his practice was permanently affected).

Mr. Stepp’s medical problems, both pre-and-post surgery, severely impacted his law practice, and Stepp Law Group had significant economic challenges as a result of Mr. Stepp’s deteriorating medical condition and repeated absences from his practice. Unfortunately for Mr. Stepp, his law firm had commitments to various clients which he had to fulfill, while suffering from depleted cash flow. Adding to his difficulties, Mr. Stepp, the sole owner of Stepp Law Group, had apparently agreed to accept stock in lieu of cash to perform some of these legal services. Since Mr. Stepp had to pay the attorneys, paralegals and office support staff in cash, accepting illiquid stock in partial or complete payment for his services became a serious problem when his ability to service paying clients was impacted by his medical condition.

In regard to JPAL, Inc., Mr. Stepp asked Mr. Reincke and one of the attorneys working for Stepp Law Group, Michael J. Muellerleile, if they would accept stock in lieu of cash to complete a registration statement and perform other corporate compliance work for JPAL, Inc., which was one of Stepp Law Group’s clients Although the JPAL, Inc. stock had no market value, and might never have any market value, Mr. Reincke agreed to take the stock in lieu of cash as a favor to Mr. Stepp.

This situation was disclosed in the Registration Statement which JPAL, Inc. filed on or about August 17, 2000, as follows: “Thomas E. Stepp, Jr.; Richard Reincke and Michael J. Muellerleile are employees of Stepp Law Group, which serves as our legal counsel…On August 1, 2000, we issued 797,469 shares of our common stock to Thomas E. Stepp, Jr., Richard Reincke and Michael Muellerleile, in exchange for legal services provided to us, which were valued at $797.” Mr. Reincke’s understanding was that JPAL, Inc. was developing an online vacation real estate business. Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of JPAL, Inc. ever told Mr. Reincke that JPAL, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to JPAL, Inc. JPAL, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, JPAL, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Too Gourmet, Inc. This was a situation similar to JPAL, Inc., except that stock was issued to almost all the employees of Stepp Law Group (including lawyers, paralegals and secretaries) for work performed for this client. The Registration Statement was filed in August, 2001 and contains the disclosure that “Thomas E. Stepp, Jr., Michael J. Muellerleile, Deron M. Colby, Richard C. Reincke, Amy M. Pontillas, Sandie M. Williams, Myra E. Capoccia, and Lan P. Nguyen are employees of Stepp Law Group, which serves as our legal counsel… On April 11, 2001, we issued 1,500,000 shares of our common stock to Thomas E. Stepp, Jr., Michael Muellerleile, Deron Colby, Richard Reincke, Amy Pontillas, Sandie M. Williams, Myra E. Capoccia, and Lan P. Nguyen, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933,

Mr. Anderegg

First Responder Products, Inc.

which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $1,500.”

This company marketed and distributed specialty gourmet coffee over the Internet. Mr. Reincke specifically recalls that management of the company actually brought coffee samples to the offices of Stepp Law Group and handed them out to the employees. Mr. Reincke’s understanding was that Too Gourmet, Inc. was a specialty coffee distributor that was going to expand its distribution activities to other gourmet food items. Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of Too Gourmet, Inc. ever told Mr. Reincke that Too Gourmet, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to Too Gourmet, Inc.

Too Gourmet, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, Too Gourmet, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Artescope, Inc. Again, this was similar to JPAL, Inc. and Too Gourmet, Inc., and stock was issued to almost all of the employees of Stepp Law Group. The Registration Statement was filed August 2, 2001 and contains the disclosure that stock for services was issued to “Thomas E. Stepp, Jr., Michael J. Muellerleile, Deron M. Colby, Richard C. Reincke and Amy Pontillas [who] are employees of Stepp Law Group, which serves as our legal counsel…” The Amendment to the Registration Statement further disclosed that, on March 3, 2000, shares were issued in exchange for services provided which were valued at $3,075 to 6 employees of Stepp Law Group (the persons named above, plus another clerical employee of Stepp Law Group, Sharareh Frouzesh) as well as some employees of Artescope, Inc.

Mr. Reincke’s understanding was that Artescope provided graphic design services. Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of Artescope, Inc. ever told Mr. Reincke that Artescope, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to Artescope, Inc. Artescope, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, Artescope, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Dr. Protein.com, Inc. This company was a distributor of protein bars. The company was originally a client of Stepp Law Group. On March 3, 2000, as disclosed in the company’s registration statement, “…we issued 1,500,000 shares of our common stock to Thomas E. Stepp, Jr., Michael Muellerleile, Deron Colby, Richard Reincke and Amy Pontillas in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities

Mr. Anderegg

First Responder Products, Inc.

Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for legal services that were to be provided to us.” At some point in 2001 Michael Muellerleile, an attorney who had worked for Stepp Law Group, started his own law firm, and Dr. Protein.com, Inc. left with him and became one of his clients.

Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of Dr. Protein.com, Inc. ever told Mr. Reincke that Dr. Protein.com, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to Dr. Protein.com, Inc.

Dr. Protein.com, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, Dr. Protein.com, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Reel Staff, Inc. This company was a client of Stepp Law Group. Its business plan was, as disclosed in its Registration Statement filed August 8, 2001, to provide staffing services to film, video and television production companies. The company indicated that its staffing services initially focused on production services but that it intended to expand those services to include postproduction work as well as talent and casting services. The company disclosed its business plan as follows: “The services, skills and labor offered by us will generally include production assistants and film and video crews, such as back line technicians, carpenters, lighting designers, lighting technicians, riggers, sound designers, stage and scenery designers and other skilled laborers.”

As disclosed in the Registration Statement, “Thomas E. Stepp, Jr., Michael J. Muellerleile, Deron M. Colby, Richard C. Reincke, Amy M. Pontillas, and Lan P. Nguyen are employees of Stepp Law Group, which serves as our legal counsel.” Later in the Registration Statement, the following is disclosed: “On May 22, 2001, we issued 1,600,000 shares of our common stock to Thomas E. Stepp, Jr., Michael Muellerleile, Deron Colby, Richard Reincke, Amy Pontillas, and Lan P. Nguyen, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $1,600.”

Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of Reel Staff, Inc. ever told Mr. Reincke that Reel Staff, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to Reel Staff, Inc. Reel Staff, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, Reel Staff, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Mr. Anderegg

First Responder Products, Inc.

Fuel Centers, Inc. Again, as disclosed in the relevant Registration Statement, “Thomas E. Stepp, Jr., Michael J. Muellerleile, Deron M. Colby, Richard Reincke, Amy Pontillas, Sandie M. Williams, Myra E. Capoccia, and Lan P. Nguyen are employees of Stepp Law Group, which serves as our legal counsel.” And later in the disclosure: “On April 11, 2001, we issued 1,500,000 shares of our common stock to Thomas E. Stepp, Jr.; Michael Muellerleile; Deron Colby; Richard Reincke; Amy Pontillas; Sandie M. Williams; Myra E. Capoccia; and Lan P. Nguyen, in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The shares were issued in exchange for services provided to us, which were valued at $1,500.”

Neither Mr. Stepp, nor any attorney at Stepp Law Group, nor any employee, director, officer or manager of Fuel Centers, Inc. ever told Mr. Reincke that Fuel Centers, Inc. planned a future merger or lacked confidence in its business plan. Mr. Reincke was never an officer, director, control person, promoter, employee or consultant to Fuel Centers, Inc.

Fuel Centers, Inc. and First Responder Products Inc. do not have, and have never had, any common shareholders (except for Mr. Reincke). Moreover, Fuel Centers, Inc. and First Responder Products Inc. do not have, and have never had, any common officers, directors, control persons, promoters, employees, contractors, attorneys, auditors, customers, suppliers, investors or consultants.

Finally, Mr. Reincke was neither consulted nor informed by any of the companies specified above that they had decided to enter into any mergers, acquisitions, or changes in business plans, except through filings available to all shareholders on the EDGAR system. Mr. Reincke was never an officer, director, control person, principal shareholder, employee, promoter of or consultant to any of the companies specified above. All of the stock compensation he received was duly reported in filings with the SEC, and he was treated no differently than any of the other employees of Stepp Law Group who agreed to accept stock compensation to help the owner of the firm in a time of a personal health crisis. Clearly, as specified at length above, Mr. Reincke’s appearance on registration statements in 2000 and 2001 does not suggest that Rule 419 of Regulation C applies in the instant matter.

Item 2.

We will revise our Registration Statement cover page to indicate that the selling shareholders are offering the securities on a delayed or continuous basis pursuant to Rule 415 by checking the appropriate box.

Item 3.

We will amend the Registration Statement to specify the natural persons that have ultimate voting or investment control over the corporate selling shareholders, as follows:

A&Z Investments, LLC – Jeff Olivette

BMI Consulting, Inc – Chris Finn

Corporate Financial Ventures, LLC – Todd D. Kaplan

DCF Group, Inc. – Colete Finn

Desert Southwest Capital, Inc. – Carla Hintz

Mr. Anderegg

First Responder Products, Inc.

Eden Ranch, LLC – Steven Stein

Lima Capital, Inc. – Lotus Kaplan

Lomoney, Inc. – Lotus Kaplan

Mirabel, Inc. – Stuart Wertzberger

Mirabel Consulting, Inc. – Tracey Kwietniak

Pharma-Serve, LLC – Nathan Kaplan

St. Andrews, Inc – Todd D. Kaplan

Timco, Inc. – Nathan Kaplan

Wells & Company – Todd D. Kaplan

Wells Group, Inc. – Todd D. Kaplan

Nathan Kaplan is Todd Kaplan’s brother; Lotus Kaplan is Todd Kaplan’s wife. Each party specified above can be contacted at the address specified in the Registration Statement on Form SB-2.

Item 4.

None of our selling shareholders are registered broker-dealers. We will remove the disclosures on pages 3 and 16 referencing broker-dealers.

Item 5.

None of our selling shareholders are affiliates of a broker-dealer.

Item 6.

We will revise the undertakings on page 46 to include the undertakings of Rule 512(g) of Regulation S-B.

Item 7.

We will amend our filing to include our controller/principal accounting officer’s signature in accordance with Instruction 1 of the signatures section of Form SB-2.

Item 8.

We will revise the legality opinion to state that the opinion is based on the laws of the State of Delaware and to include a total of 1,978,800 registered shares.

I would like to briefly discuss the above with you to ensure that the amendment to the Registration Statement on Form SB-2 which we file adequately addresses all of your comments. In the interim, please do not hesitate to contact me if you have any further questions regarding the above.

Yours truly,

/s/ Aaron D. McGeary

Aaron D. McGeary